SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 12, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Offering of Notes
     On May 12, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its intent to offer approximately $105.0 million of first priority ship mortgage notes due 2017. Also on such date, Navios Acquisition issued a press release announcing the pricing of $105.0 million aggregate principal amount of 8 5/8% first priority ship mortgage notes due 2017 at 102.25% plus accrued interest from May 1, 2011 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. The Notes are identical to the $400.0 million of notes issued in October 2010 (the “Existing Notes”) and will be secured by first priority ship mortgages on seven very large crude carrier vessels (including a new building VLCC expected to be delivered in June 2011) owned by certain subsidiary guarantors. On the issue date of the Notes, each of Navios Acquisition’s direct and indirect subsidiaries will guarantee the Notes. The Notes and the Existing Notes will be treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Notes will rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes and the Existing Notes will have the same CUSIP number. The sale of the Notes is expected to be consummated on May 26, 2011, subject to customary closing conditions. The net proceeds of the offering are intended to be used to finance the acquisition of the VLCC scheduled for delivery in June 2011. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report and are incorporated herein by reference.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: May 13, 2011

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated May 12, 2011 (deal launch)

99.2	Press Release dated May 12, 2011 (deal pricing)